Exhibit 2.4

FIRST AMENDMENT TO AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

THIS FIRST AMENDMENT TO AGREEMENT OF MERGER AND PLAN OF REORGANIZATION (this “First Amendment”), made as of August 5, 2013, by and between AIRTRONIC USA, INC., an Illinois corporation (the “Company”) and GLOBAL DIGITAL SOLUTIONS, INC., a New Jersey corporation (“Parent”).

WHEREAS, on or about December 17, 2012, the Company and Parent entered into an Agreement of Merger and Plan of Reorganization (the “Agreement”) whereby a to be formed subsidiary of the Parent (“Acquisition Corp.”) would merge with and into the Company upon the terms and conditions set forth in the Agreement; and

WHEREAS, the Agreement anticipated that immediately following the Closing (as defined in the Agreement), Parent (as it will exist as of the closing of the Merger) will sell up to 300 of its Units, with each “Unit” consisting of 10,000 shares of its preferred stock for $1.00 and 10,000 shares of its common stock for $.01, for a purchase price of $1.01 per Unit, in a private placement offering to accredited investors (the “Private Placement”) for the purpose of financing the ongoing business and operations of the Parent and the Surviving Corporation (as defined in the Agreement) following the Merger; and

WHEREAS, the Agreement anticipated that Parent would make a bridge loan to the Company of up to $2,000,000 with an initial funding of $750,000 (the “Bridge Loan”) with the Company receiving the initial maximum amount of $750,000 upon the terms and conditions set forth in the Bridge Loan documents; and

WHEREAS, the Agreement provided that contemporaneously with the Closing (as defined in the Agreement), Parent would contribute $2,000,000 to the Surviving Corporation, and the Surviving Corporation would use the proceeds to pay off the Bridge Loan and/or for working capital needs of the business; and

WHEREAS, on or about March 15, 2013, the Company and the Parent entered into a Bridge Loan Modification and Ratification Agreement, which modified the Bridge Loan and related documents as set forth in the Bridge Loan Modification and Ratification Agreement;

WHEREAS, on or about August 5, 2013, the Company and Parent entered into a Second Bridge Loan Modification and Ratification Agreement, which modified the Bridge Loan and Bridge Loan Modification and Ratification Agreement and related documents as set forth in the Second Bridge Loan Modification and Ratification Agreement and the Company issued to Parent a new 814% Secured Promissory Note in the original principal amount of $550,000 (the “New Note”); and

WHEREAS, Parent and the Company wish to amend the Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.           Unless defined differently herein, all capitalized terms in this First Amendment shall have the same meaning as they have under the terms of the Agreement.

2.           Parent shall no longer be obligated to sell the Units in the Private Placement.

3.           Contemporaneously with the Closing (as defined in the Agreement), Parent will contribute a noninterest bearing note in such form and substance as is reasonable satisfactory to Parent (the “Parent Note”), to the Surviving Corporation in lieu of the $2,000,000 cash contribution set forth in the Agreement. The initial principal balance of the Parent Note shall be equal to $2,000,000 less the following amounts to be funded or previously funded by Parent:

(a)         The outstanding balance of principal, accrued interest and other amounts then due and owing under the terms of that certain 814% Secured Promissory Note with an original principal amount of $750,000 made by Company in favor of Parent as of October 22, 2012 and as amended from time to time (the “Original Note”).

(b)         The total amount of cash and the value of Parent’s shares of common stock, $.001 par value, that Parent shall make available for settlement of any class of claim or claim pursuant to the Company’s approved Plan of Reogranization in Company’s bankruptcy proceeding currently pending before the Bankruptcy Court, including, without limitation, Unclassified Claims, Class 1 Claims, Class 2 Claims, Class 4 Claims, Class 5 Claims and Class 6 Claims.

(c)         All other amounts funded or advanced by Parent to or for the benefit of the Company prior to the Closing Date.

4.          Contemporaneously with the Closing, the Original Note shall be marked paid and cancelled and returned to the Company by Parent. The New Note shall remain in full force and effect in accordance with its terms, as shall all security agreements, loan agreements and related documents to the extent they secure, supplement, are incorporated in or relate to the New Note.

5.          Section 1.08 of the Agreement is deleted in its entirety and a new Section 1.08 is inserted as follows:

“Section 1.08 Incentive Stock Grants. Parent shall, as of the Closing Date, reserve 4,960,852 of its then issued and outstanding shares of Parent Common Stock for incentive grants to be issued to officers and employees of the Surviving Corporation in accordance with Parent’s 2013 Equity Incentive Plan, at the direction of the President of the Surviving Corporation, in his or her sole discretion.”

6.          General Provisions.

(a)         Parent and Company agree to execute and deliver all such documents and instruments, and do all such other acts and things, as may be reasonably required by each other in the future to perfect, assure, confirm or effectuate the modification contemplated by and set forth in this First Amendment.

(b)         The Agreement and this First Amendment contain the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and may not be amended, modified or discharged, nor any of their terms waived, except by an instrument signed in writing by the party to be bound thereby.

(c)          This First Amendment may be executed in any number of counterparts as may be convenient or necessary, and it shall not be necessary that the signature of all parties hereto be contained on any one counterpart hereof. Additionally, the parties hereto agree that for purposes of facilitating the execution of this First Amendment, (a) the signature pages taken from the separate individually executed counterparts of this First Amendment may be combined to form multiple fully executed counterparts, and (b) a facsimile transmission or .pdf document shall be deemed to be an original signature for all purposes. All executed counterparts of this First Amendment shall be deemed originals, but all such counterparts taken together or collectively, as the case may be, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Agreement of Merger and Plan of Reorganization as of the date first written above.

PARENT:	COMPANY:

GLOBAL DIGITAL SOLUTIONS, INC.,	AIRTRONIC USA, INC.,
a New Jersey corporation	an Illinois corporation

By:	By:
Name:	Name:
Title:	Title: